UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                               PREMIER FARNELL PLC
                                (Name of Issuer)

                          American Depositary Receipts,
                     Evidencing American Depositary Shares,
              Each Representing Two Ordinary Shares of 5 Pence Each
                         (Title of Class of Securities)

                                   740-50U-206
                                 (CUSIP Number)

                              John A. Marzulli, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)


                                  June 6, 2000
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------


                              (Page 1 of 11 Pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.








                              (Page 2 of 11 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Jack N. Mandel
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------

X        (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                               ---------------------------------

Number of         (7)      Sole Voting Power     70,243
Shares                                         ---------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   52,215,825
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     70,243
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   52,215,825
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 52,286,068
                                                                      ----------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)             X
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           18.0%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                    ----------------------------


                              (Page 3 of 11 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
            Joseph C. Mandel
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------

X        (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                               ---------------------------------

Number of         (7)      Sole Voting Power     130,953
Shares                                         ---------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   53,369,299
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     130,953
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   55,794,750
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 52,925,703
                                                                      ----------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)             X
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           19.4%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                    ----------------------------


                              (Page 4 of 11 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
           Morton L. Mandel
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------

X        (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                               ---------------------------------

Number of         (7)      Sole Voting Power     61,322
Shares                                         ---------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   53,300,600
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     61,322
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   56,668,514
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 56,729,837
                                                                      ----------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)             X
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           19.4%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    IN
                                                    ----------------------------

                              (Page 5 of 11 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
           Jack N. Mandel Revocable Trust
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------

X        (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Ohio
                                               ---------------------------------

Number of         (7)      Sole Voting Power     0
Shares                                         ---------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   12,461,107
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     0
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   12,461,107
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 12,461,107
                                                                      ----------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           4.5%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    OO
                                                    ----------------------------


                              (Page 6 of 11 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
           Joseph C. Mandel Revocable Trust
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------

X        (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Ohio
                                               ---------------------------------

Number of         (7)      Sole Voting Power     0
Shares                                         ---------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   9,156,531
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     0
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   9,156,531
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  9,156,531
                                                                      ----------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           3.3%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    OO
                                                    ----------------------------


                              (Page 7 of 11 Pages)

CUSIP No. 740-50U-206                                               SCHEDULE 13D

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Morton L. Mandel Revocable Trust
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
            --------------------------------------------------------------------

X        (b)
            --------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions)         OO
                                            ------------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization    Ohio
                                               ---------------------------------

Number of         (7)      Sole Voting Power     0
Shares                                         ---------------------------------
Beneficially               -----------------------------------------------------
Owned by          (8)      Shared Voting Power   14,127,731
Each                                           ---------------------------------
Reporting                  -----------------------------------------------------
Person            (9)      Sole Dispositive Power     0
With                                              ------------------------------
----                       -----------------------------------------------------
                  (10)     Shared Dispositive Power   14,127,731
                           -----------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 14,127,731
                                                                      ----------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
           5.1%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)    OO
                                                    ----------------------------


                              (Page 8 of 11 Pages)

CUSIP NO. 740-50U-206                                               SCHEDULE 13D

         This Amendment No. 3 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on January 9, 1998, and subsequently amended on January 28, 1998, and December 6, 1999, by Jack N. Mandel, Joseph C. Mandel, Morton L. Mandel, the Jack N. Mandel Revocable Trust, the Joseph C. Mandel Revocable Trust and the Morton L. Mandel Revocable Trust. This Amendment No. 3 to Schedule 13D relates to the American Depositary Receipts (the "Ordinary Share ADRs") evidencing American Depositary Shares, each representing two Ordinary Shares of 5 pence each (the "Shares") of Premier Farnell plc, a U.K. corporation (the "Company"). The Company's principal executive offices are located at Farnell House, Sandbeck Way, Wetherby, West Yorkshire, LS 22 7DH, U.K. The following amendments to Items Four, Six and Seven of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.


Item 4.  Purpose of Transaction.

         The response to Item 4 of the Schedule 13D is hereby supplemented as follows:

         On June 6, 2000, each of the Reporting Persons, and several related trusts and foundations not required to file a Schedule 13D with respect to the Shares (the "Vendors"), entered into an agreement (the "Purchase Agreement") with Cazenove & Co., a U.K. partnership ("Cazenove") . Under the Purchase Agreement, the Vendors have agreed to sell, and Cazenove has agreed to purchase, 17,850,000 Shares (8,925,000 ADSs) at a price of $6.6616 per Share. Upon the terms and subject to the conditions set forth therein, the sale of Shares to Cazenove contemplated by the Purchase Agreement will be consummated on June 13, 2000.

         The Reporting Persons entered into the Purchase Agreement with the intention of diversifying their investment portfolio. Although Morton L. Mandel remains a director of the Company, none of the Reporting Persons is currently responsible for the day-to-day management of the Company's business. The Reporting Persons are active in the eleemosynary community of Cleveland, and seek greater liquidity in their investments in part to facilitate charitable donations. The Reporting Persons' investment intent with regard to the Shares has not otherwise changed.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The response to Item Six of the Schedule 13D is hereby supplemented as follows:


                              (Page 9 of 11 Pages)

CUSIP NO. 740-50U-206                                               SCHEDULE 13D

         On June 6, 2000, the Reporting Persons entered into the Purchase Agreement described above under "Item 4. Purpose of Transaction." The text of such Item 4 in its entirety is incorporated by reference into this Item 6.

         Besides customary representations and warranties, and a mutual indemnity, the Purchase Agreement prohibits the Vendors from selling any further Shares during the period ending six months after consummation of the sale of Shares to Cazenove or upon publication of the Company's interim results for the period to July 31, 2000, whichever is later; provided that the Vendors are free to sell Shares in any amount: (i) if the Company or any successor entity is the purchaser or acquiror of such Shares; and (ii) if such Shares are sold pursuant to a tender offer, exchange offer, or other bid by which a third party seeks to obtain control of the Company.

         Following consummation of the sale of ADSs to Cazenove contemplated by the Purchase Agreement, the Reporting Persons and certain related parties not required to file a Schedule 13D with respect to the Shares will, as a group, cease to own Shares representing 20% or more of the Total Voting Power of the Company on a fully-diluted basis (as calculated under the formula set forth in the Shareholders Agreement defined below). As a result, the Reporting Persons and such related parties will no longer be subject to the restrictions on voting, acquiring, and transferring Shares, acquiring control and taking certain other actions set forth in Article II of the Shareholders Agreement dated as of January 23, 1996 between Farnell Electronics plc (a predecessor of the Company) and the Shareholders listed on Schedule 1 thereto, which was filed as Exhibit 2 to the Schedule 13D (the "Shareholders Agreement"). The restrictions imposed by the Shareholders Agreement are more fully described in Item Six of the Schedule 13D. The Reporting Persons and the related parties who are party to the Shareholders Agreement will remain entitled thereunder to nominate two directors to the Company's Board and to require registration of the Shares under the Securities Act under certain circumstances described in the Shareholders Agreement.

Item 7.  Material to be Filed as Exhibits.

         (1) Purchase Agreement with Cazenove & Co. dated June 6, 2000.


                              (Page 10 of 11 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        6-6-00                        /s/ Jack N. Mandel
       -----------------------              ------------------
                                            JACK N. MANDEL

                                            /s/ Joseph C. Mandel
                                            --------------------
                                            JOSEPH C. MANDEL

                                            MORTON L. MANDEL

                                            JACK N. MANDEL REVOCABLE TRUST

                                            By:   /s/ Joseph C. Mandel
                                                  --------------------
                                                  Joseph C. Mandel, Trustee

                                            By:   Morton L. Mandel,
                                                  Trustee

                                             JOSEPH C. MANDEL REVOCABLE TRUST

                                             By:   /s/ Jack N. Mandel
                                                   ------------------
                                                   Jack N. Mandel, Trustee

                                             By:   Morton L. Mandel,
                                                   Trustee

                                             MORTON L. MANDEL REVOCABLE TRUST

                                             By:   /s/ Jack N. Mandel
                                                   ------------------
                                                   Jack N. Mandel, Trustee

                                             By:   /s/ Joseph C. Mandel
                                                   --------------------
                                             Joseph C. Mandel, Trustee

                                             Signed on his own behalf and on
                                             behalf of Morton L. Mandel pursuant
                                             to a power of attorney

                                             By:    /s/ Jack N. Mandel
                                                   --------------------
                                                   Jack N. Mandel